ASTA HOLDINGS, CORP.

2360 CORPORATE CIRCLE, SUITE 400

HENDERSON

NEVADA, 89074-7739

March 26, 2014

Ms. Loan Lauren P. Nguyen

United States

Securities and Exchange Commission

Washington, DC 20549

Re: Asta Holdings, Corp.

Registration Statement on Form S-1,

Filed on December 31, 2013

Filing No. 333-193153

Dear Ms. Nguyen:

This letter shall serve as the request of Asta Holdings, Corp. pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement on Monday, March 31, 2014, 9:00AM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Very truly yours,

Asta Holdings, Corp.

By: /s/ Uladzimir Astafurau

____________________________

Name: Uladzimir Astafurau

Title: President, Treasurer and Secretary (Principal Executive, Financial and Accounting Officer)